May 15, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Paul V. Hoagland
Executive Vice President of Administration and Chief Financial
Officer
1855 Boston Road
Wilbraham, Massachusetts 01095

Re:	Friendly Ice Cream Corporation
	Form 10-K for the year ended December 31, 2005
	Form 10-Q for the quarter ended March 31, 2006
	Commission file #: 001-13579

Dear Mr. Hoagland:

We have reviewed your May 3, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 2. Summary of Basis of Presentation and Significant
Accounting
Policies
- Stock-Based Compensation, page F-14

1. We note from your response to our prior comment 3 that for options issued in 2005 you used historical data beginning in January 2001. Please tell us if you used the same method to estimate the volatility factor for options granted in 2004 and 2003. If not, please tell us the nature of the differences between the two methods and your basis for the change in method in 2005. Also, as previously requested, please explain the changes in facts or circumstances that resulted in the change in the volatility factors used for 2004 and 2005.

Note 5. Discontinued Operations, page F-20

2. We note from your response to our prior comment 5 that the net loss related to the sale of restaurants that closed during 2004 was $34,000. However, it appears from the disclosures in Note 4 that the gain on two properties that were closed and sold during the fourth quarter of 2004 was $782,000, which was included in operating income.
Please explain to us and in the notes to your financial statements why the gain on these two properties was considered operating income in
2004, however the gain/loss on the sale of properties in 2005 is classified as discontinued operations. Alternatively, please revise your presentation to include the gain related to the sale of the restaurants in 2004 as discontinued operations.

Note 8. Income Taxes, page F-26

3. We note that your response to our prior comment 6 explains the nature of the tax matters that resulted in a reversal of the accrual in fiscal 2004 and an additional accrual in 2005. Please confirm to us that in future filings you will disclose the nature of significant changes in the accrual. Also, please tell us why the company previously believed it was probable that the company would be required to pay the $2,156,000 of income tax accruals for use of an aircraft leased by the Company that were reversed in 2004. Your response should clearly explain what events or changes in circumstances resulted in the conclusion that payment of this amount was no longer probable during 2004. Your response should clearly explain why outside tax counsel no longer believed the payment of amounts accrued was probable.

4. We note from your response to our prior comment number 6, that prior to 2005, the Company would accrue only for the potential interest on probable audit exposures and not for the related tax that would be payable. Please tell us why you believe your accounting policy with respect to probable tax exposures prior to 2005 was in accordance with paragraph 8 of SFAS No. 5. As part of your response, please explain why you did not previously recognize provisions for the tax contingencies but only for the related interest. Also, please tell us what portion of the $1,446,000 recognized in 2005 related to tax contingencies that originated prior to 2005 and indicate the related periods in which these contingencies arose. We may have further comment upon receipt of your response.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Paul V. Hoagland
Friendly Ice Cream Corporation
May 15, 2006
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